APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

ANA's NORWEGIAN BAKERI
Balance Sheet - unaudited
For the period ended 10/31/2020

| | Current Period |
	31-Oct-20
ASSETS	
Current Assets:	
Cash	$200
Petty Cash	$100
Accounts Receivables	$100
Inventory	$500
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	900.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	$500
Computer Equipment	$150
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	650.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 1,550.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ 270.00
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		270.00
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		$1,280
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		1,280.00
TOTAL LIABILITIES & EQUITY	$	**1,550.00**
Balance Sheet Check		-

I, Anne-Marie Fanakra, certify that:

1. The financial statements of Anas Norwegian Bakeri LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Anas Norwegian Bakeri LLC has not been included in this Form as Anas Norwegian Bakeri LLC was formed on 05/11/2020 and has not filed a tax return to date.

Signature   *Anne-Marie Fanakra*

Name: Anne-Marie Fanakra

Title: Owner